MAIL STOP 0303

June 15, 2005

By Facsimile (714) 258-7639 and U.S. Mail

Marshall L. Stewart
President, Chief Executive Officer
Ocean West Holding Corporation
15991 Redhill Avenue, Suite 110
Tustin, California 92780

Re:  	Ocean West Holding Corporation, Inc.
	Schedule 14f-1 filed on June 7, 2005
	File No. 005-78511

Dear Mr. Stewart:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14f-1

Change in Control, page 5

1. We refer you to the disclosure that a change of control will occur with the existing stockholders of Ocean West being reduced from holding 100% of the issued and outstanding shares of common stock to holding less than 50% of the issued and outstanding shares of common stock. To the extent that Consumer Direct of America will remain the largest security holder of Ocean West, please disclose or otherwise advise. Also, if Consumer Direct of America or any other security holder will beneficially own greater than 5% immediately after the closing of the transaction, please revise your beneficial ownership table on page 4.

Exectuive Officers and Director Nominees at the Closing, page 6
      Board of Directors Committees and Meetings, page 8

2. We note that that the board of directors does not have any committees but that you intend to form an audit committee, a nominating committee and a corporate governance and compensation committee. In future filings, your disclosure should include the information required by Item 7(d) of Schedule 14A. Please confirm your understanding.

3. Please disclose whether Ocean West has a process for security holders to send communications to the board of directors, as required by Item 7(h) of Schedule 14A.

Executive Compensation, page 8

      General

4. Although we understand that your 14f-1 includes a "Summary
Compensation Table," we note that Rule 14f-1 requires the information set forth in Item 8 Schedule 14A. In this regard, please revise your disclosure to include all of the executive officer compensation information required by Item 402 of Regulation S-K, such as option/SAR grants in the last fiscal year and aggregated option/SAR exercises in the last fiscal year, or otherwise advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

                					Very truly yours,



     	          					Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers and
							Acquisitions